

08025926

Washington, D.C. 20549

BP 2/20

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____04/18/07 (Inception)_____ AND ENDING _____12/31/07_____
                                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rockwell Securities LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

1 Penn Plaza – 36th Floor
_____
                                             (No. and Street)

New York	New York	10119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Sakol   (212) 835-1598
                                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
_____
          (Name – if individual, state last, first, middle name)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FEB 2 5 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I Daniel Sakol   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
   Rockwell Securities   , as
of December 31,   , 2007, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President

Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCKWELL SECURITIES LLC
1 Penn Plaza, 36th Floor
New York, NY 10119

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

****

Rockwell Securities LLC
Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	122,955
Deposits with clearing broker		51,630
Receivable from clearing broker		203,801
Prepaid expenses		25,350
Other assets		24,962
Total assets	**$**	**428,698**

Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other liabilities	$	58,988
Total liabilities		58,988
Commitments		
Member's equity		369,710
Total liabilities and member's equity	**$**	**428,698**

The accompanying notes are an integral part of this financial statement.

1. **Organization**

   Rockwell Securities LLC (the "Company") was organized on July 26, 2006 under the laws of the State of Delaware. The Company is a registered broker and dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. On April 18, 2007, the Company became a member of the Financial Industry Regulatory Authority (FINRA).

   The Company is engaged in executing transactions on behalf of its clients. The Company operates under a clearing agreement with another broker, whereby such broker assumes and maintains the Company's customers' accounts.

   The Company is wholly-owned by Rockwell Management LLC.

2. **Summary of Significant Accounting Policies**

   Cash Equivalents
   The Company considers all money market accounts and all highly liquid instruments with original maturities of three months or less to be cash equivalents.

   Revenue Recognition
   Securities transactions and the related revenues and expenses are recorded on a trade date basis.

   Income Taxes
   The Company is treated as a partnership for federal income tax purposes. Consequently, the Company is not subject to federal and state income taxes. The Company's sole member is liable for the Company's income and losses. However, the Company is subject to New York City Unincorporated Business Tax.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. **Receivable from Clearing Broker**

   Receivable from clearing broker results from the Company's normal securities transactions.

4. Leases

The Company was obligated under an operating lease for its office premises which expired on 12/31/07. This lease called for base rent as well as variable operating expenses associated with the leasing of office furniture, telephone and conference room usage. For the months of January and February 2008, the Company rented the office space on a month to month basis based on the terms of the previous lease agreement.

On September 28, 2007, the Company signed a lease agreement for new office space commencing February 2008. This lease expires in February 2013.

Future annual minimum rent payments are as follows:

Year Ended December 31,	Amount
2008	$ 195,854
2009	218,303
2010	223,486
2011	238,089
2012	244,611
Thereafter	20,424
	$ 1,140,767

5. 401(k) Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees, and provides for participants to defer salary amounts up to statutory limitations. The Company is not required to make matching contributions.

6. Clearance Agreement

The Company has entered into an agreement with another broker (clearing broker) to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. The Company is required to maintain balances of not less than $50,000 with the clearing broker.

7.   **Net Capital Requirements**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission Act, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/8 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 8 to 1 during the first year of commencing business.

At December 31, 2007, the Company had net capital, as defined, of $317,768, which exceeded the required minimum net capital of $7,373 by $310,395. Aggregate indebtedness at December 31, 2007 totaled $58,988. The ratio of aggregate indebtedness to net capital was 0.19 to 1.

8.   **Off-Balance-Sheet Risk and Concentration of Credit Risk**

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company may, from time to time, have cash in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration of cash.

* * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2007 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * *

Independent Auditors' Report

To the Board of Directors
Rockwell Securities LLC

We have audited the accompanying statement of financial condition of Rockwell Securities LLC (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Rockwell Securities LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 14, 2008

END